FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
丹利街十六號騏利大廈九樓
: 2827 4836 • E-mail: fw@fairwind.com.hk



Our Ref.: S/7911/94 LTO/kk

26 JUN 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 25th June, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.





華潤創業有限公司
China Resources Enterprise, Limited

PROPOSAL FOR A GROUP REORGANISATION AND LISTING BY WAY OF INTRODUCTION OF



華潤水泥控股有限公司
China Resources Cement Holdings Limited

CONNECTED TRANSACTION AND ADOPTION OF SHARE OPTION SCHEME

Financial Advisor to China Resources Enterprise, Limited
and
Sponsor to China Resources Cement Holdings Limited

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

On 25th March, 2003, the board of directors of China Resources Enterprise proposed a group reorganisation which, if implemented, will result in China Resources Enterprise shareholders receiving a special dividend through a distribution in specie of China Resources Enterprise's existing interest in the Redland group under a new holding company, China Resources Cement, on the basis of one China Resources Cement share then in issue for every ten China Resources Enterprise shares held on the record date rounded down to the nearest whole number. Following the group reorganisation, the China Resources Cement group will hold all of the concrete production and related activities of the China Resources Enterprise group.

As announced on 26th March, 2003, China Resources Cement has entered into a conditional agreement with China Resources (Holdings) Company Limited for the acquisition of the acquired companies and related shareholders' loans, the consideration for which will be satisfied by the allotment and issue of China Resources Cement shares to China Resources Holdings. This constitutes a connected transaction of China Resources Enterprise for which approval from the China Resources Enterprise independent shareholders is required.

In addition, China Resources Cement has conditionally adopted a share option scheme which complies with the provisions of Chapter 17 of the Listing Rules. The adoption of such scheme is subject to the approval of the China Resources Enterprise shareholders and shall take effect on the first day of dealings of China Resources Cement shares on the Stock Exchange.

China Resources Cement shares are proposed to be listed on the Stock Exchange by way of introduction, subject to, amongst other things, the approval from the Stock Exchange.

A circular of China Resources Enterprise will be despatched to the China Resources Enterprise shareholders on 26th June, 2003. The circular contains, amongst other things, details of the proposal of the group reorganisation, the letter of independent advice to the independent board committee, the form of proxy and the notice of extraordinary general meeting to be held on 15th July, 2003.

Assuming that the resolution to approve the acquisition is duly passed at the extraordinary general meeting, the listing of China Resources Cement is expected to be completed as soon as practicable following the extraordinary general meeting and the introduction would be effected in late July 2003. The record date for the purposes of determining entitlement of the China Resources Enterprise shareholders to the pro rata distribution in specie of the China Resources Cement shares is 15th July, 2003 and the register of members of China Resources Enterprise will be closed between 12th and 15th July, 2003, both dates inclusive.

The expected timetable for the proposal contained in the circular are set out in this announcement.

An announcement of the results of the extraordinary general meeting in respect of the acquisition and the approval of the share option scheme of China Resources Cement will be made on the business day immediately following the extraordinary general meeting.

The completion of the acquisition is subject to, amongst other things, the approval from the China Resources Enterprise independent shareholders. The introduction is subject to the completion of acquisition and approval from the Stock Exchange. Accordingly, shareholders should exercise caution when dealing in China Resources Enterprise shares.

INTRODUCTION

Reference is made to the announcement dated 26th March, 2003 made by China Resources Enterprise. Unless the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the circular to be despatched to the China Resources Enterprise shareholders on 26th June, 2003.

On 25th March, 2003, the board of directors of China Resources Enterprise proposed a group reorganisation which, if implemented, will result in China Resources Enterprise shareholders receiving a special dividend through a distribution in specie of China Resources Enterprise's existing interest in the Redland group under a new holding company, China Resources Cement, on the basis of one China Resources Cement share then in issue for every ten China Resources Enterprise shares held on the record date rounded down to the nearest whole number. Following the group reorganisation, the China Resources Cement group will hold all of the concrete production and related activities of the China Resources Enterprise group.

On 25th March, 2003, an application was submitted to the Stock Exchange for the listing of, and permission to deal in China Resources Cement shares on the Main Board by way of introduction. China Resources Cement, presently a wholly owned subsidiary of China Resources Enterprise, is a company incorporated in the Cayman Islands which will become the holding company of the enlarged China Resources Cement group upon completion of the acquisition.

THE ACQUISITION

As announced on 26th March, 2003, China Resources Cement entered into a conditional agreement with China Resources Holdings to acquire its effective 100% interests in each of Guangxi CR Cement Holding, Dongguan Cement Holding, Dongguan Concrete Holding and Shenzhen Concrete Holding and the related shareholders' loans in return for China Resources Cement shares to be issued to China Resources Holdings. The acquired companies hold respectively 70%, 70%, 100% and 70% interests in Guangxi CR Cement, Dongguan Cement and CR Cement Company, Dongguan Concrete, and Shenzhen Concrete, being three cement manufacturing businesses in the Guangxi ZAR and Guangdong province and two concrete production companies in Dongguan and Shenzhen. Following completion of the proposal, China Resources Enterprise will not have any equity interest in China Resources

File No.82-4177

Guangxi CR Cement Holding, Dongguan Cement Holding, Dongguan Concrete Holding and Shenzhen Concrete Holding and the related shareho[illegible] Resources Cement shares to be issued to China Resources Holdings. The acquired companies hold respectively 70%, 70%, 100% and 70% interests in [illegible] Cement and CR Cement Company, Dongguan Concrete, and Shenzhen Concrete, being three cement manufacturing businesses in the Guangxi ZAR [illegible] concrete production companies in Dongguan and Shenzhen. Following completion of the proposal, China Resources Enterprise will not have any e[illegible] Cement and China Resources Holdings and its associates are expected to hold approximately 74.5% of China Resources Cement. Existing shareholders of China Resources Enterprise, other than China Resources Holdings and its associates, will hold approximately 25.5% of China Resources Cement.

Under the Listing Rules, the group reorganisation does not require the approval of the China Resources Enterprise shareholders as the pro rata distribution of securities is exempted from the approval requirements for connected transactions. The acquisition, on the other hand, constitutes a connected transaction of China Resources Enterprise under the Listing Rules as China Resources Holdings, the other party to the agreement for the acquisition, is a substantial shareholder of China Resources Enterprise interested in approximately 56.59% of the issued share capital of China Resources Enterprise. Accordingly, an extraordinary general meeting is required to be convened in connection with the acquisition.

PROPOSED OPTION SCHEME

China Resources Cement has conditionally adopted the proposed option scheme, which complies in full with the requirements under Chapter 17 of the Listing Rules, and which provide, amongst other things, the directors, consultants and full time employees of China Resources Cement and its subsidiaries with the opportunity to acquire proprietary interests in China Resources Cement after the introduction, which will encourage the grantees of any options under the proposed option scheme to work towards enhancing the value of China Resources Cement for the benefit of China Resources Cement and its shareholders as a whole. A summary of the principal terms of the proposed option scheme is set out in the circular.

The proposed option scheme is conditional upon:

— the China Resources Enterprise shareholders passing resolution to approve the proposed option scheme at the extraordinary general meeting; and

— the Listing Committee granting listing of, and permission to deal in, the China Resources Cement shares in issue and to be issued as mentioned in the prospectus of China Resources Cement, including any China Resources Cement shares to be issued pursuant to the proposed option scheme.

The proposed option scheme shall take effect on the first day of dealings of China Resources Cement shares on the Stock Exchange.

DESPATCH OF CIRCULAR

A circular of China Resources Enterprise will be despatched to the China Resources Enterprise shareholders on 26th June, 2003. The circular contains, inter alia, details of the proposal of the group reorganisation, the letter of independent advice to the independent board committee, the form of proxy and the notice of extraordinary general meeting to be held on 15th July, 2003.

A copy of the prospectus of China Resources Cement is also enclosed with the circular to the China Resources Enterprise shareholders whose addresses as recorded on the register of members of China Resources Enterprise at the close of business on the business day immediately preceding the date of despatch of the circular are situated in Hong Kong. No prospectus is being despatched to the China Resources Enterprise shareholders whose addresses as recorded on the register of members of China Resources Enterprise at the close of business on the business day immediately preceding the date of despatch of the circular are situated outside Hong Kong. Such overseas shareholders may collect a copy of the prospectus at Anglo Chinese Corporate Finance, Limited at 40th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong from 4:00 p.m. on 26th June , 2003 to 5:00 p.m. on 15th July , 2003 during normal office hours.

ODD LOTS ARRANGEMENT

As part of the group reorganisation, the China Resources Enterprise shareholders will receive one China Resources Cement share then in issue for every ten China Resources Enterprise shares held on the record date rounded down to the nearest whole number. This distribution will result in a significant increase in the number of odd lot shareholdings in China Resources Cement. In order to facilitate the trading of odd lots, DBS Vickers (Hong Kong) Limited has been appointed as an agent to arrange for the sale and purchase of odd lots on behalf of the China Resources Cement shareholders during the period from 29th July, 2003 to 12th August, 2003, both dates inclusive. Holders of the China Resources Cement shares who wish to take advantage of this facility either to dispose of their odd lots or to top them up to a full board lot may contact Mr. Leung Yut Chiu as follows:

Contact person	Address	Telephone number
Mr. Leung Yut Chiu	DBS Vickers (Hong Kong) Limited 18th Floor, Man Yee Building 68 Des Voeux Road Central Hong Kong	(852) 2820 4911

Holders of the China Resources Cement shares can either trade their odd lots of China Resources Cement shares through their own registered dealers or take advantage of this facility either to dispose of their odd lots or to top up their odd lots to full board lots through the appointed broker. Holders of the China Resources Cement shares in odd lots should note that the matching of odd lots is not guaranteed.

EXPECTED TIMETABLE

	2003
Despatch of the circular to the China Resources Enterprise shareholders	26th June
Last day of dealings in the China Resources Enterprise shares on a cum entitlement basis	9th July
First day of dealings in the China Resources Enterprise shares on an ex rights basis	10th July
Latest time for lodging transfers of the China Resources Enterprise shares cum entitlement to the China Resources Cement shares pursuant to the distribution	4:00 p.m. on 11th July
Register of members of China Resources Enterprise closes from	12th July
Extraordinary general meeting of China Resources Enterprise	10:00 a.m. on 15th July
Record date	15th July
Register of members of China Resources Enterprise reopens on	16th July
Subject to the satisfaction of all the conditions to the acquisition on 15th July, 2003:	
Declaration of a special interim dividend by China Resources Enterprise to be satisfied by way of distribution in specie of the China Resources Cement shares on or around	15th July
Completion of the acquisition	22nd July
Share certificates of China Resources Cement to be despatched on or about	24th July
Dealings in the China Resources Cement shares on the Stock Exchange to commence on	29th July
Designated broker to stand in the market to purchase and sell odd lots of the China Resources Cement shares	29th July
Last day for designated broker to stand in the market to purchase and sell odd lots of the China Resources Cement shares	12th August

All times refer to Hong Kong local time.

Further announcement will be made if there is any change to this timetable.

CLOSURE OF THE REGISTER OF MEMBERS OF CHINA RESOURCES ENTERPRISE

The directors announced that the register of members of China Resources Enterprise will be closed from 12th July, 2003 to 15th July, 2003, both dates inclusive, for the purpose of establishing entitlements of China Resources Enterprise shareholders to the distribution and the right to vote at the extraordinary general meeting.

GENERAL

An announcement on the results of the extraordinary general meeting in respect of the acquisition and the approval of the proposed option scheme of China Resources Cement will be made on the business day following the extraordinary general meeting.

Completion of the acquisition is subject to, amongst other things, the approval from the China Resources Enterprise independent shareholders. The introduction is subject to the completion of the acquisition and approval from the Stock Exchange. Accordingly, shareholders should exercise caution when dealing in the China Resources Enterprise shares.

By order of the board
China Resources Enterprise, Limited
Ning Gaoning
Chairman